Trading Symbol (TSX-V: ANZ, OTCQB: TARSF) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 22-17

Haldane Silver Project Trenching Outlines 1.4 km of Strike length potential at Bighorn Target, Keno Hill District, Yukon

Vancouver, BC, December 14, 2022 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) is pleased to announce that crews have completed exploration work at the 100% owned Haldane Silver Project in the historic Keno Hill District in Yukon Territory. The program was successful in extending the strike length of the BT structure at the Bighorn Target to 525 metres in length, with at least 1,400 metres of potential strike length exposure within prospective Basal Quartzite unit rocks. This program upgrades this target in terms of drilling priority for 2023. The 8,579 hectare Haldane project is located in the western portion of the Keno Hill silver district, 25 kilometres west of Keno City, Yukon. Exploration at Haldane is investigating the extensions of historical high-grade silver production on the property as well as recently defined targets, such as the West Fault where Alianza is outlining high-grade silver mineralization which recently returned 3.14 m (true width) averaging 1,351 g/t silver, 2.43% lead and 2.91% zinc in drilling.

“The BT structure at Bighorn now rivals other priority targets such as West Fault and Middlecoff in observed and potential strike length,” stated Rob Duncan, M.Sc., Vice President, Exploration for Alianza. “The presence of silver-lead mineralization in the first and only drill hole at Bighorn in 2019 is very encouraging and indicates there is a strong possibility of this structure being a significant host to silver mineralization.”

Four target areas were investigated in the 2022 program, Bighorn, Sundown, Bighorn East and Ross West. Field work at Bighorn targeted the extension of known mineralization identified in surface trenches and diamond drilling in 2019. This hole (HLD19-15) was the first test within a 900 metre long silver-lead soil geochemical anomaly, intersecting four separate structures in drilling, with one yielding 2.35 m of 125.7 g/t silver and 4.39% lead. Trench BHU3 intersected faulted quartzites and schists of the Basal Quartzite Member of the Keno Hill Formation approximately 250 m south of HLD19-15. No sulphides remain, but sampled oxide mineralization from a 2 m chip sample returned 32.7 g/t silver. This structure, now termed the BT structure, has been identified in drilling and in surface trenching over 525 metres of strike length with at least 1,400 metres of strike potential in the favourable Basal Quartzite Member host rocks. Importantly, further potential to expand the BT structure strike exists where the fault continues within the Basal Quartzite under cover of the overlying Sourdough Member. In light of these encouraging results, Alianza has elevated the Bighorn target as a priority for drill testing in 2023, along with the West Fault.

Crews were unable to identify the source of anomalous soil geochemical results, largely due to the depth of overburden and a lack of outcrop at the Sundown and Ross West target areas. At Bighorn East intrusive sills and dykes identified in the area were not precious metals bearing.

BH02
Trench
34.100
20.500
BH01
Trench
HLD19-15
7084250mN
7084250mN
BT Structure
BHU2 Trench
Haldane Access Road
32.700
BHU3 Trench
0
400m
0
1 : 2500
80m
Legend
Interpreted Geology
Diorite Sill
Fault
Soil Sample Ag (ppm)
Drill collars
Roads/Trails - Active
Roads/Trails - Reclaimed
Contour - 25 m
Rock Sample Ag ppm
1-10
Drillhole Sample Ag ppm
Alianza Minerals Ltd.
Haldane
Bighorn
2022 Trenching - Plan view
EQUITY
Date: 07-Dec-2022
Proj: UTM 08 NAD83
Prov: YT

About the Haldane Property

The Haldane Property is located in the western portion of the Keno Hill silver district, approximately 25 km west of Keno City. Exploration is targeting high grade silver mineralization similar to that which comprises ore elsewhere in the district, and in particular, at the Keno Mine deposits owned by Hecla Mining. Silver mineralization was originally identified in the early 1900s at Haldane, with high grade silver production reported in the 1915-1930 timeframe. Alianza has made two significant new vein discoveries, most notably, the West Fault where high grade silver vein mineralization has been identified over an area of 100 by 90 metres in drilling. Additional earlier stage targets also exist on the property with the potential for silver and gold mineralization.

About Alianza Minerals Ltd.

Alianza employs a discovery-focused business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and two optioned to Allied Copper within an alliance with Cloudbreak Discovery PLC. Alianza is actively seeking partners on other projects. Alianza also holds certain royalties on projects in North and South America.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.